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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                           For the Month of March 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.


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         SALE OF SHINHAN FINANCIAL GROUP'S COMMON SHARES BY SHINHAN BANK




     On March 2, 2004, the board of directors of Shinhan Bank, our wholly-owned banking subsidiary, entered into a resolution to sell common shares of Shinhan Financial Group which Shinhan Bank previously acquired in connection with our holding company restructuring in 2001. The following sets forth the details of this transaction.


1. Date of Sale:                             March 3, 2004

2. Number of Shares Sold:                    29,873,295 shares of common stock

3. Sale Price:                               KRW 21,000 per share
                                             (KRW 627,339,195,000 in the aggregate)


4. Purpose of Sale:                          Required to be disposed of by the end of
                                             August 2004 under the Financial Holding
                                             Company Act of Korea

5. Method of Sale:                           Over the Counter Block Trading
                                             before Market Opens


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                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By  /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:      Byung Jae Cho
                                            Title:     Chief Financial Officer



Date:      March 3, 2004